FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1     Name and Address of Company

Merus Labs International Inc. (the “Company” or “Merus”)
100 Wellington Street West
Suite 2110, PO Box 151
Toronto, Ontario, M5K 1H1

Item 2     Date of Material Change

May 22, 2015 and May 26, 2015

Item 3     News Release

The news release announcing product acquisition was issued by the Company on May 22, 2015 and distributed through CNW Group and filed on SEDAR and the news release announcing the appointment of Frank Rotmann was issued by the Company on May 26, 2015 and distributed through CNW Group and filed on SEDAR.

Item 4     Summary of Material Change

On May 22, 2015, the Company, through one of its wholly owned subsidiaries, acquired the rights to manufacture, market, and sell two established specialty pharmaceutical products in certain European and other markets. The products have been acquired from Novartis Pharma AG, a leading global pharmaceutical company for a purchase price of US$29.5 million. Merus funded the acquisition with available cash.

On May 26, 2015, the Company appointed Frank Rotmann as Vice President and Head of European Operations.

Item 5     Full Description of Material Change

5.1	Full Description of Material Change

Acquisition of Salagen ® and Estraderm MX®

On May 22, 2015, the Company, through one of its wholly owned subsidiaries, acquired the rights to manufacture, market, and sell two established specialty pharmaceutical products in certain European and other markets. The products have been acquired from Novartis Pharma AG, a leading global pharmaceutical company for a purchase price of US$29.5 million.

The Company acquired rights to the following products under an asset purchase agreement executed between the Company and its wholly owned subsidiary and Novartis Pharma AG and its parent, Novartis AG (together, “Novartis”):

•	Salagen® (pilocarpine hydrochloride), a pharmaceutical product used for the treatment of symptoms of dry eye and dry mouth disorders and that is indicated for xerostomia following radiation therapy; and

•	Estraderm MX®, a transdermal delivery format of estradiol used for (i) the treatment of signs and symptoms of estrogen deficiency due to the menopause, whether natural or surgically induced, (e.g. hot flushes, sleep disturbances, and urogenital atrophy, as well as accompanying mood changes), and (ii) the prevention of accelerated postmenopausal bone loss.

Under the Asset Purchase Agreement, the Company acquired:

•	the rights of Novartis under a license agreement with a third-party licensor to manufacture, market and sell Salagen®, in a territory comprised of 50 countries, the majority of which are European counties, inclusive of France, Germany, Italy, Spain and the United Kingdom, and which also include Russia and a number of Western Asian countries. The Company will be required to make payments of royalties calculated based on sales of Salagen® in the territories to the third party licensor and, subject to the payment of these royalties, will own an exclusive, perpetual license to manufacture, market and sell Salagen® in the territories; and

•	an exclusive, perpetual, royalty-free, fully paid-up license to manufacture, market and sell Estraderm MX® in six counties, including Great Britain, Australia, Italy, Colombia, Spain, Poland and Singapore, as well as other countries in the European Union subject to limitations on the obligations of Novartis to supply product in these additional countries.

As with the Company’s Sintrom® and Enablex® products acquired by the Company from Novartis, Novartis will continue to manufacture, supply and sell the products acquired in the territories during a transition period in which the marketing authorizations for the products will be transferred to the Company’s subsidiary. During this transition period, Novartis will pay to the Company the profit derived from sales of the products in the territories based upon an agreed form of profit calculation. Upon transfer of the marketing authorizations to the Company’s subsidiary, the Company will assume its own manufacturing of the products and will commence selling the products directly to customers in the territories.

Merus funded the acquisition with available cash.

Appointment of Frank Rotmann

On May 26, 2015, the Company appointed Frank Rotmann as Vice President and Head of European Operations. Based in Zurich, Switzerland, Mr. Rotmann has over 20 years of experience in the pharmaceutical industry. Most recently, he held the position of VP for Central Eastern Europe for Takeda Pharmaceuticals. Previously, Mr. Rotmann held both country and regional responsibilities with full P&L accountability and a strong record of transforming businesses to profitable growth. Mr. Rotmann has also held European and US-based leadership roles at Eli Lilly, Sanofi, Altana and Nycomed and has a Master of Business and Engineering degree from the Karlsruhe Institute of Technology (KIT) in Germany.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6     Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7     Omitted Information

Not applicable

Item 8     Executive Officer

Andrew Patient
Chief Financial Officer
Telephone: (416) 593-3725

Item 9     Date of Report

May 29, 2015